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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                               AXA Financial, Inc.
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                            (Name of Subject Company)

                               AXA Financial, Inc.
                        ---------------------------------
                        (Name of Person Filing Statement)

                         (Common Stock, $0.01 Par Value)
                         -------------------------------
                         (Title of Class of Securities)

                                  002451102
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                    (CUSIP Number of Class of Securities)

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                               ROBERT E. GARBER
                  Executive Vice President and General Counsel
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 554-1234
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)



[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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PRESS RELEASE

For Immediate Release - 10/18/2000

Media Contact:                                         Investor Contact:

Barbara Wilkoc                                         Greg Wilcox
AXA Financial                                          212-314-4040
212-314-3740

Terrance L. Little                                     Bob Sullivan
AXA Financial                                          AXA Financial
212-314-3113                                           212-314-5462

Christophe Dufraux                                     Jad Ariss, AXA
AXA                                                    011.331.40.45.47.45
011.331.40.75.46.74



AXA Financial, Inc. Reaches Agreement With AXA Group On Enhanced Offer To Purchase Shares Of Minority Interests

New York--AXA Financial today announced that the Board of Directors, acting upon a unanimous recommendation by a Special Committee of Independent Directors, has approved an enhanced tender offer and merger agreement for AXA Group to acquire the approximately 40% of AXA Financial outstanding shares it does not already own.

Wasserstein Perella & Co. served as financial adviser and Simpson Thacher & Bartlett acted as legal adviser to the Special Committee in their review of the fairness and terms of the offer.

AXA Group has agreed to make a tender offer for all the publicly held shares of AXF common stock comprised of $35.75 cash and 0.295 in AXA Group American Depositary Receipts (ADR listed on NYSE) per AXA Financial share. This equates to a price of $54.63 based on the closing price of the ADR on Tuesday, October 17, and to a price of $59.06 based on the closing price of the ADR on August 29, the day preceding the date of the original offer. The improvement in the terms reflected in the executed merger agreement over those originally offered represents an enhancement of approximately 10%.

Any shares of AXA Financial common stock not purchased in the tender offer would be acquired by the AXA Group in a subsequent merger transaction.


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The tender offer should commence in November, after the SEC process is complete, and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities Exchange Commission and mailed to AXA Financial stockholders. Receipt of both the cash and AXA Group ADRs in the transaction will be taxable to the holders of AXA Financial common stock for U.S. federal income tax purposes.

The transaction is subject to the closing of the sale of Donaldson, Lufkin & Jenrette, to Credit Suisse Group, which is scheduled for November 3. Other than the customary filings with the SEC, no other material approvals are required.

"AXA Group has been a supportive and helpful partner in AXA Financial's growth and transformation into a leading player in the rapidly growing advice- driven financial services market," said Edward D. Miller, President and Chief Executive Officer of AXA Financial. "AXA's offer reflects acknowledgement of our potential, and our management team and strategy remain unchanged. We also remain committed to achieving our goals and becoming an increasingly important factor in AXA Group's success."

"AXA Financial has long been a profitable leader in financial services and is an important feature in our growth strategy," said Henri de Castries, Chairman of AXA Group. "We are looking forward to strengthening our ties with AXA Financial, its employees and shareholders while we focus on expanding our presence in the U.S. The management team and employees at AXA Financial have built one of the leading diversified financial companies in the U.S. We are using our capital in the best possible way by owning 100% of this strongly performing franchise which is and will be an essential contributor to our strategy of building a global leadership in financial protection and wealth accumulation."

About AXA Financial (after the DLJ sale)

AXA Financial, Inc., with $496 billion in assets under management, is one of the world 's premier financial services organizations through its strong brands: The Equitable Life Assurance Society, AXA Advisors, Equitable Distributors, Alliance Capital Management and Sanford C. Bernstein. AXA Financial is a member of the global AXA Group, which has operations in approximately 60 countries and has more than $900 billion in assets under management. For more information on AXA Financial, visit our Website at http://www.axa-financial.com.

About AXA Group

AXA Group is an international group of insurance and related financial services companies. AXA's operations are diverse geographically, with activities in approximately 60 countries, principally Western Europe, North America and the Asia/Pacific area. In the United States, AXA is represented through its holdings in AXA Financial, Inc. and its subsidiaries: Equitable Life Assurance Society, AXA Advisors, Equitable Distributors,


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Alliance Capital Management and Sanford C. Bernstein. AXA has approximately $900 billion in assets under management and $52 billion in market capitalization. The AXA share is listed on the Paris Stock Exchange (under the symbol AXA) and trades also on the SEAQ International in London. For more information, visit http://www.axa.com.

IMPORTANT LEGAL INFORMATION

The tender offer described in this announcement for the outstanding shares of AXA Financial, Inc. common stock has not yet commenced. As soon as the tender offer commences, we will file a solicitation/recommendation statement with the Securities and Exchange Commission.

WE URGE INVESTORS TO READ ANY FUTURE SOLICITATION/ RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Investors will be able to obtain any solicitation/recommendation statement and any other documents filed with the SEC free of charge at the SEC's Website, http://www.sec.gov. In addition, documents filed with the SEC by AXA Financial, Inc., will be available free of charge from Investor Relations, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10104, 212-314-2902.

This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include certain key factors that could adversely affect our businesses and financial performance contained in our past and future filings and reports we file with the SEC. AXA Financial is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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